THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
TO RULE 902(g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

                       (Amendment No. 38)

            Under the Securities Exchange Act of 1934


                       LYNCH CORPORATION
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class and Securities)

                           551137102
            (CUSIP Number of Class of Securities)



                 James E. McKee, Gabelli Funds, Inc.,
   One Corporate Center, Rye, NY  10580-1434 (914)921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         March 12, 1996
                  (Date of Event which Requires
                    Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:

                                                     _____
                                                    /____/

Check the following box if a fee is being paid with this Statement:

                                                    _____
                                                   /____/
__________________________________________

CUSIP No. 551137102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF, SC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     346,646   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     346,646   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      346,646   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      25.14%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This Amendment No. 39 to Schedule 13D on Lynch Corpora-tion (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 19, 1985. This Amendment is being filed to amend Item 5 of Amendment No. 38. Unless otherwise indicated, all capitalized term used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 5.   Interest In Securities Of The Issuer
          Item 5 to Schedule 13D is amended, in pertinent part, as follows:
          (a) On March 12, 1996, Lynch paid Mr. Gabelli a cash bonus of $625,000 for serving as Chairman and Chief Executive Officer of Lynch. On that date, Mr. Gabelli acquired from Lynch 10,373 shares of Lynch Common Stock for $625,000. In addition, Lynch also loaned Mr. Gabelli $212,000 for the period from March 15, 1996, until March 31, 1996, at 6% interest, secured by a pledge of stock, for the payment of Mr. Gabelli's withholding taxes on the bonus. The aggregate number and percentage of Securities to which this Schedule 13D relates is 336,273 shares and represents 24.39% of 1,378,663 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarter ended September 30, 1995. The Reporting Persons beneficially own the Securities as follows:

                         Shares of          % of
                         Common             Class of
Name                     Stock              Common


Mr. Gabelli               346,646           25.14%


          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its in-vestment clients or its partners, as the case may be.

Signature
          After reasonable inquiry and to the best of my know-
ledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    March 13, 1996


                                        Mario J. Gabelli




                                        By:______________________
                                           James E. McKee
                                           Attorney-in-Fact